September 17, 2019

JongKap Kim
President and Chief Executive Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do, 58322
South Korea

       Re: Korea Electric Power Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-13372

Dear Mr. Kim:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Item 5. Operating and Financial Review and Prospects, page 81

1. We note your disclosure that increases to electricity tariff rates typically require lengthy public deliberations and administrative procedures in order to be implemented, and, that increases in tariff rates may be insufficient to fully offset the rise in fuel costs. We also note your disclosure that your ability to pass on fuel cost increases to your customers is limited because the Government heavily regulates the rates your charge for electricity.
      Given the operating loss and net loss recorded in fiscal year 2018 due to increasing fuel costs, please disclose in an appropriate place within MD&A whether you expect this trend of increasing fuel costs without sufficient increases in tariffs to continue in the future. In doing so, please address the potential impacts on gross profit, operating income and net income if this trend were to continue. To the extent there are plans for the Government to increase tariff rates, please discuss where you are in the public deliberation and
 JongKap Kim
Korea Electric Power Corporation
September 17, 2019
Page 2
         administrative process of getting the tariff approved, when final approval is expected, the specific class(es) of customers the increase will affect, and, to the extent known, the amount of the tariff increase.
Item 16.F. Change in Registrant's Certifying Accountant, page 162

2.       At the top of page 162 you state that you expect Ernst & Young
Hanyoung Corp.
         ("E&Y") to serve as your principal auditors for the year ended December 31, 2019. We also note that your March 31, 2019 KIFRS financial statements filed on Form 6-K on June
         11, 2019 were reviewed by E&Y. Please tell us whether there was a change in your certifying accountant and if so, please present the disclosures required by Item 16.F. of
         Form 20-F or tell us why you do not believe these disclosures are required. If these disclosures have been previously reported, please tell us the form in which they were presented and the date of such filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Yong Kim, Staff Accountant, at 202-551-3323 or James Allegretto,
Senior Assistant Chief Accountant at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom, Assistant Director, at 202-551-3264 with any other questions.



FirstName LastNameJongKap Kim                                  Sincerely,
Comapany NameKorea Electric Power Corporation
                                                               Division of
Corporation Finance
September 17, 2019 Page 2                                      Office of
Consumer Products
FirstName LastName